File No. 70-10229

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF
XCEL ENERGY INC.,

        The undersigned, Xcel Energy Inc. ("Xcel Energy") hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended, that the transactions authorized by the Commission's Order dated December 28, 2004 (the "Order"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10229 as follows:

        On January 21, 2005, Xcel Energy completed the sale of its ownership interest in Cheyenne Light, Fuel and Power Company, an electric- and gas-utility company, to a non-affiliated third party, Black Hills Corporation.

Exhibits
F-2	Past Tense Opinion of Counsel

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: February 7, 2005	XCEL ENERGY INC.
	By:	/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel

EXHIBIT F-2

February 7, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

  Re:
  Form U-1 Application-Declaration
  Sale of Black Mountain Gas Company

Ladies and Gentlemen:

        II deliver this opinion to you for filing as Exhibit F to the Application-Declaration referenced above (the "Declaration") seeking authority by the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act") for Xcel Energy Inc. ("Xcel Energy" or the "Applicant") to sell all of the issued and outstanding stock of Cheyenne Light, Fuel & Power Company ("Cheyenne") to Black Hills Corporation ("Black Hills"), all as more fully described in the Declaration (the"Transaction") and the order of the Commission issued on December 28, 2005 (HCAR No. 27932) (the "Order") approving the Transaction.

        I have acted as counsel to the Applicant in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

        I am a member of the bar of Minnesota, the place of organization of Xcel Energy. I am not a member of the Wyoming bar or the bar of any other state of the United States in which Cheyenne is qualified to do business and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to the Applicant who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained directly or indirectly by the Applicant.

        In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application.

        The opinions expressed below are limited to the Applicants and each of its subsidiaries and subject to the following assumptions, qualifications, limitations, conditions and exceptions:

        (a)    No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

        (b)    No opinion is given with respect to the securities or "blue sky" laws of any jurisdiction.

        Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, with respect to the Applicant, that:

        (a)    all state laws applicable to the Transaction have been complied with; and

        (b)    the consummation of the Transaction did not violate the legal rights of the holders of any securities issued by the Applicant.

        I hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Very truly yours,
/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel